UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant's name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Building B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 16, 2019, ReTo Eco-Solutions, Inc. (the “Company”) issued a press release announcing that it currently plans to hold its 2019 Annual Meeting of Shareholders (the “Meeting”) on October 29, 2019 at 9:00 a.m., Beijing time. The Meeting will be held at the Company’s headquarters located at Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing, China, 100101.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

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EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated August 16, 2019 announcing the annual meeting.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: August 19, 2019

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